Exhibit 99.1

Trading Symbol: EZM – TSX

NEWS RELEASE

December 22, 2005	Release 22-05

EUROZINC BOARD OF DIRECTORS
APPROVES SHAREHOLDER RIGHTS PLAN

Vancouver, British Columbia – EuroZinc Mining Corporation announced that its Board of Directors has approved the adoption of a Shareholder Rights Plan for which shareholder approval will be sought at the EuroZinc annual meeting of shareholders to be held in May 2006.

The purpose of the Rights Plan is to provide shareholders and the EuroZinc Board of Directors with adequate time to consider and evaluate any unsolicited bid made for EuroZinc, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for EuroZinc and to ensure that any proposed transaction is in the best interests of EuroZinc's shareholders.

Effective December 21, 2005, rights were issued and attached to all EuroZinc common shares.  A separate rights certificate will not be issued until such time as the rights become exercisable (which is referred to as the "separation time"). The rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares, which when aggregated with its current holdings total 20% or more of the outstanding EuroZinc common shares (determined in the manner set out in the Rights Plan), other than by a Permitted Bid (as defined in the Rights Plan). Following an acquisition of shares otherwise prohibited by the Rights Plan, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase that number of EuroZinc common shares which have a current market value equal to twice the exercise price payable for such common shares.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com